CITY NATIONAL ROCHDALE FUNDS

City National Rochdale Strategic Credit Fund

Supplement dated May 18, 2026, to the Prospectus

and Statement of Additional Information

dated September 26, 2025

The Board of Trustees of the City National Rochdale Strategic Credit Fund (the “Fund”) has approved a new investment management agreement with American Beacon Advisors, Inc. (“American Beacon”), a new sub-advisory agreement among American Beacon, CIFC Investment Management LLC, the Fund’s current sub-adviser, and the Fund, and a new slate of Trustees for the Fund to replace the Fund's current Trustees. The proposed investment management agreement, sub-advisory agreement and Trustees are subject to approval by the Fund’s shareholders and certain other closing conditions being satisfied.

The new investment management agreement, sub-advisory agreement and Trustees were proposed by RBC Rochdale, LLC (“RBC Rochdale”), the investment adviser to the Fund. RBC Rochdale and American Beacon have entered into an asset purchase agreement pursuant to which American Beacon will acquire certain assets related to RBC Rochdale’s business of providing investment advisory services to the Fund. The closing of this transaction between RBC Rochdale and American Beacon is contingent upon certain conditions, including the approval of the investment management agreement, sub-advisory agreement and Trustees by Fund shareholders. There is no assurance that the transaction will close.

Management of the Fund intends to send shareholders of the Fund a proxy statement during the third quarter of 2026. The proxy statement will contain important information about the proposed investment management agreement, sub-advisory agreement and Trustees, as well as voting instructions.

If the proposed investment management agreement, sub-advisory agreement and Trustees are approved by Fund shareholders, and certain other closing conditions are satisfied, including the closing of the transaction between RBC Rochdale and American Beacon, American Beacon would become the Fund’s investment adviser, CIFC would continue to serve as the Fund’s sub-adviser, the new Trustees would become the Trustees of the Fund, and the Fund would be rebranded as an American Beacon fund. If approved by Acquired Fund shareholders and the other closing conditions are satisfied, these changes are expected to occur in the third or fourth quarter of 2026.

Fund shareholders are urged to read the proxy statement carefully. This supplement is not a solicitation of a proxy from any Fund shareholder.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE.